Filed by Aon Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Hewitt Associates, Inc.

Commission File No.: 001-31351

Commission File No. for Registration Statement

on Form S-4: 333-168320

This document was posted by Aon Corporation on its integration portal accessible on its internal website on September 1, 2010.

The Joining of Aon and Hewitt Creating the Global Leader in Human Capital Solutions September 2010

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of stockholders of Hewitt Associates, Inc. (“Hewitt”) to approve the proposal to adopt the merger agreement; the failure of the stockholders of Aon Corporation (“Aon”) to approve the proposal to approve the issuance of shares of Aon common stock to Hewitt stockholders in the merger; the loss of key Aon or Hewitt employees following the merger; the risk that the Aon and Hewitt businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships with customers, partners and others; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in different countries in which Aon and Hewitt do business around the world; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could impact revenue and expense; rating agency actions that could affect Aon’s ability to borrow funds; changes in the funding status of Aon’s various defined benefit pension plans and the impact of any increased pension funding resulting from those changes; Aon’s ability to implement restructuring initiatives and other initiatives intended to yield cost savings, and the ability to achieve those cost savings; the impact on risk and insurance services commission revenues of changes in the availability of, and the premium insurance carriers charge for, insurance and reinsurance products, including the impact on premium rates and market capacity attributable to catastrophic events; the outcome of inquiries from regulators and investigations related to compliance with the U.S. Foreign Corrupt Practices Act and non-U.S. anti-corruption laws; the impact of investigations brought by U.S. state attorneys general, U.S. state insurance regulators, U.S. federal prosecutors, U.S. federal regulators, and regulatory authorities in the U.K. and other countries; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; the cost of resolution of other contingent liabilities and loss contingencies, including potential liabilities arising from error and omissions claims against Aon or Hewitt; the extent to which Aon and Hewitt retain existing clients and attract new businesses; the extent to which Aon and Hewitt manage certain risks created in connection with the various services, including fiduciary and advisory services, among others, that Aon and Hewitt currently provide, or will provide in the future, to clients; the impact of, and potential challenges in complying with, legislation and regulation in the jurisdictions in which Aon and Hewitt operate, particularly given the global scope of Aon’s and Hewitt’s businesses and the possibility of conflicting regulatory requirements across jurisdictions in which Aon and Hewitt do business; and the ability to realize the anticipated benefits to Aon of the Benfield merger. Further information concerning Aon, Hewitt, and their business, including factors that potentially could materially affect Aon’s and Hewitt’s financial results, is contained in Aon’s and Hewitt’s filings with the Securities and Exchange Commission (the “SEC”). See Aon’s and Hewitt’s Annual Reports on Form 10-K and Annual Reports to Stockholders for the fiscal years ended December 31, 2009 and September 30, 2009, respectively, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to our businesses. Neither Aon nor Hewitt undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law. Safe Harbor Statement

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval. This communication is being made in respect of the proposed transaction involving Aon and Hewitt. In connection with the proposed merger, Aon filed with the SEC a definitive joint proxy statement, which also constitutes a prospectus of Aon. The joint proxy statement/prospectus was mailed to Aon stockholders and Hewitt stockholders on or about August 19, 2010. Before making any voting or investment decision, investors and stockholders are urged to read carefully in their entirety the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed by either Aon or Hewitt with the SEC when they become available because they contain and will contain important information about the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov), by accessing Aon’s website at www.aon.com under the heading “Investor Relations” and then under the link “SEC Filings” and from Aon by directing a request to Aon at Aon Corporation, 200 E. Randolph Street, Chicago, Illinois 60601, Attention: Investor Relations, and by accessing Hewitt’s website at www.hewitt.com under the heading “Investor Relations” and then under the link “Reports & SEC Filings” and from Hewitt by directing a request to Hewitt at Hewitt Associates, Inc., 100 Half Day Road, Lincolnshire, Illinois 60069, Attention: Investor Relations. Aon and Hewitt and their respective directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Aon’s directors and executive officers in its definitive proxy statement filed with the SEC on April 7, 2010. You can find information about Hewitt’s directors and executive officers in its definitive proxy statement filed with the SEC on December 16, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed by Aon with the SEC and will be contained in other relevant materials to be filed by Aon or Hewitt with the SEC when they become available. You can obtain free copies of these documents from Aon and Hewitt using the contact information above. Proxy

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

The merger between Aon Consulting and Hewitt strengthens the core strategy of Aon – the preeminent professional services firm focused on Risk and People Upon closing of the merger, Aon Corporation will be the clear global leader in Risk (retail and reinsurance) and People The combined human capital business segment will be called Aon Hewitt Combined Aon Hewitt revenue of $4.3 billion and 29,000 colleagues globally Cross-sell opportunity is significant through complementary product portfolios across consulting, benefits administration and outsourcing Diversified presence across large corporate and middle market Expected operating margin of 20% in Aon Hewitt over the long-term Strong cash flow generation with increased financial flexibility and opportunity to invest in the business Smooth integration track record of both firms, no interruption to client service Global Leader in Risk and People Why is Aon Uniting with Hewitt?

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

Substantially strengthens the core strategy of Aon – to be the “Preeminent Professional Services Firm” in the world focused on risk and people Upon completion of the merger, Aon will be the global leader in Risk and Human Capital Solutions #1 ADVISOR ON RISK GLOBALLY #1 Primary Insurance Brokerage #1 Reinsurance Brokerage #1 Captive Management Leader in Affinity Programs #1 IN HUMAN CAPITAL SOLUTIONS #1 in Benefits Administration #1 in HR Benefits Process Outsourcing Leader in HR Consulting Health & Benefits Retirement Investment Consulting Compensation Human Capital Corporate Transactions Global Benefits Strengthens Leadership Position in Risk and People Market positions based on Business Insurance magazine 2009 Reader's Choice Awards. Other sources: Nelson Hall "HR Market Outsourcing Forecast 2009-2013“, November 2009.

Aon Consulting Strengths Hewitt and Aon Are Strategically Aligned With Complementary Strengths Strengths Hewitt Strong presence in the middle market Strong presence in the large market (>15000 employees) Additional capabilities in HR consulting and benefits brokerage (84% of consulting segment revenues) Strong capabilities in outsourcing (66% of revenues) Led industry in margin expansion over the last 2 years (17% pre-tax margins in 2008) Strong revenue growth over the last 2 years (7% organic growth in 2008) Relationship with Risk Services and Reinsurance, both #1 insurance brokers worldwide Truly world-class brand; amongst top brands within the HR Consulting industry Track record of investing in the business through acquisitions and talent Track record of investing in the business through acquisitions and talent

Delivering Industry-Leading Client-Serving Capabilities Strong brand in middle market benefits Approximately $200 million outsourcing practice focused on middle market One of the largest, wholly-owned networks of worldwide offices with extensive specialized global resources Global retirement firm providing broad-based actuarial, pension risk and investment consulting US based practice focused on talent management Not serving HR BPO clients Delivering a sector-based analytical approach of Radford and McLagan Brand Benefits Admin Health & Benefits Retirement Talent & Human Capital HR BPO Compensation Aon Consulting Globally recognized as one of the foremost HR consulting and outsourcing providers Industry-leader in global large corporate segment serving over 21 million participants Industry-leading strategies, data and analytics and program management focused on large corporate segment Top-3 retirement firm with broad based capabilities across actuarial, pension risk, defined contribution and investment consulting Global, full spectrum capabilities spanning leadership, talent and performance, HR effectiveness and corporate transactions World’s largest HR BPO provider serving approximately 700,000 participants Complete range of compensation and rewards services backed by powerful research and data Hewitt

Buyers of retirement and health & benefits often the same as risk products Risk becoming increasingly advice and consulting based Clients Distribution Similar carriers in many markets across the globe Sharing of brokerage infrastructure (e.g.; salesforce.com, web access platforms, clients services) Market Access Culture of professional services Importance of actuarial modeling and analytics Use of common management tools and processes (e.g.; chief broking officers, saleforce.com, local market planning) Culture Product Success in the middle market driven by effective cross-sell Clients looking for global capabilities and infrastructure available across both business units P&C, HR and benefits risks becoming more linked (e.g., absence management, workers comp, pandemic, people risk) Executives increasingly viewing pension plans as key risk management issue Risk and Human Capital Are Increasingly Linked

Leverage Hewitt’s brand strength and product portfolio through Aon’s extensive middle market client base Increased premium enhances relationships with carriers globally Shares extensive brokerage infrastructure such as salesforce.com Premium Hewitt brand available to risk services client leaders Clients looking for global capabilities and infrastructure Risk and human capital services increasingly becoming more linked Cross-sell Aon’s industry-leading risk services product portfolio through Hewitt’s client base Leverage Aon’s brand strength and product portfolio through Hewitt’s extensive large corporate client base Cross-sell Hewitt’s benefits administration and HR BPO through Aon’s client base Creates Significant Cross-Sell Opportunities Clients Products Distribution Market Access

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

Business Overview Aon Corporation FY09 Total Revenue: $7.6B FY09 Operating Income (OI) / Margin: $949M / 12.5% Aon Risk Solutions / Aon Benfield Aon Consulting FY09 Revenue: $1.3B FY09 OI / Margin: $205M / 16% FY09 Revenue: $6.3B FY09 OI / Margin: $914M / 15% Health & Benefits Retirement Compensation Human Capital Corporate Transactions Global Benefits Risk Solutions Property Risk Management Casualty Risk Management Captive Management Environmental Reinsurance Facultative Reinsurance Treaty Reinsurance Investment Banking Group

Aon Consulting Capabilities and Services Aon Consulting is shaping the workplace of the future through benefits, talent management, and rewards strategies and solutions. We leverage our global network of offices, unmatched talent, innovation, thought leadership, and operational excellence to deliver distinctive value to our clients. We are a global leader in health and benefits consulting, differentiated by size and scale as well as the way we help our clients. Health and Benefits We help drive organizational success through the leadership of talent and mitigation of human capital risk. Human Capital Consulting We serve 1.2 million participants in large and mid-sized organizations, spanning all geographies and industries. Employee Benefits Outsourcing We counsel companies undergoing corporate transactions address leadership structure, organizational effectiveness, and program efficacy and impact. Corporate Transactions We provide comprehensive and integrated retirement services for programs sponsored by domestic and multinational organizations. Retirement We have one of the largest, wholly-owned networks to provide support and advice to clients in more than 100 countries. Global Benefits Our experts in McLagan and Radford help clients using market compensation and executive reward strategies. Global Compensation

Exceptionally Strong Business Profile, Global Footprint, and Market Position Achieved global net revenue of $1.3 billion in fiscal 2009 Industry leading pre-tax margins of 17% Clients include half of the FORTUNE 500® Selected by the readers of Business Insurance as the “Best Employee Benefit Consulting Firm” in 2006, 2007, 2008, and 2009 Leaders have been recognized by Consulting Magazine as Top 25 Consultants in 2008 and 2010 - Bal Dail and Kathryn Hayley, respectively 6,300 colleagues; 229 offices in 90 countries Serve over 10,000 clients worldwide

Mission and Values 2005 4th/5th ranked human capital and management consulting firm $1.2b revenue; $110m PTI Strong, dedicated team “Best kept secret” Aon Consulting Mission: Shaping the workplace of the future through benefits, talent management, and rewards strategies and solutions Aon Leadership Model Deliver distinct client value Develop unmatched teams Build differentiated capabilities through innovation Deliver business results with excellence Live our values

Aon Consulting’s Global Presence 90 countries 229 offices 6,300 associates / colleagues Serving half the Fortune 500 and over 10,000 clients worldwide Aon Consulting

Baljit Dail – Co-CEO, Aon Consulting and COO, Aon Benfield Baljit “Bal” Dail is CEO of Aon Consulting’s international businesses and global practices. He is also Chief Operating Officer for Aon Benfield. Consulting Magazine named Dail one of its Top 25 Consultants in 2010. Dail was key in making sure the billion dollar-plus acquisition with Benfield Group was successful. Since joining Aon in 2005, Dail has also served as COO, Aon Consulting; CIO, Aon Corporation; Head of Global Offshoring, Aon Corporation; and Co-leader of the Simplification Initiative, Aon Corporation. Prior to joining Aon, Dail worked at McKinsey and Company, where he was a partner working across a wide variety of industries, including finance, retail, insurance, telecom and techonology. Prior to McKinsey, Dail was Vice President of Strategic Planning, at Starwood Hotels and Resorts, and before that served in leadership roles at JP Morgan, Marks & Spencer and Ford Motor Company. Dail received his Bachelor of Science Honours degree in Computer Science from the University of Warwick, U.K.

Kathryn Hayley – Co-CEO, Aon Consulting Kathryn Hayley is co-Chief Executive Officer of Aon Consulting, with responsibilities for the Americas. Since Hayley joined Aon Consulting in June of 2006, she has built a world class leadership team that is providing innovative solutions for employers in health care, retirement, talent management and outsourcing. Previously, Hayley spent 21 years at Deloitte Consulting serving in numerous leadership positions. She was Midwest regional managing director at Deloitte, responsible for a practice specializing in human capital, strategy and operations, technology integration and enterprise applications. In particular, Hayley was involved in the development and implementation of some of the firm’s largest and most complex technology implementation projects in Financial Services and other industries. Hayley received her M.B.A. in Finance and Marketing from Northwestern University, and her Bachelor of Science degree in Applied Computer Science from Illinois State University.

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

Note – Net revenue, operating income and margin amounts are presented on an underlying basis (adjusted for unusual items). Business Overview Hewitt Associates FY09 Net Revenues: $3.0B FY09 Operating Income (OI)/ Margin: $425MM / 14.1% Benefits Outsourcing FY09 Net Revenues: $1,550MM FY09 OI / Margin: $387MM) / 25% HR Business Process Outsourcing (HR BPO) FY09 Net Revenues: $480MM FY09 OI / Margin: $(15)MM / (3)% Consulting FY09 Net Revenues: $1,012MM FY09 OI / Margin: $144MM / 14% • Defined Benefit (DB) • Defined Contribution (DC) • Health and Welfare (H&W) • Additional standalone complementary point solutions — Absence management — Spending account administration — Dependent audit • Core process management — Workforce administration, payroll, customer service • Talent — Performance, succession, recruiting, learning • Reward — compensation admin. • Measure and manage — Workforce analytics, supplier management • Retirement & Financial Management (RFM) • Talent and Organization Consulting (TOC) • Health Management (HM) • Communications (COMM)

Hewitt Associates Is a Global HR Consulting and Outsourcing Company Since 1940, we have helped our clients and their people succeed together by anticipating and solving their most complex benefits, talent, and financial challenges. Whether your organization is a complex global organization, a growing midsized business, or somewhere in between, we can help ensure that the investments you make in people succeed. Benefits Talent Financial We help control the risk associated with benefit programs and their potential impact on business performance and financial results. We help manage the potential of critical talent, executives, and next-generation leaders while minimizing the retention and compliance risk of a global workforce. We help balance the potential and risks of benefit program investments and increase the speed and return on their most complex M&A transactions.

We Are The HR Industry Leader Achieved global net revenue of $3.0 billion in fiscal 2009 Clients include more than one-half of the FORTUNE 500® More than 95% of our largest clients have worked with Hewitt for at least five years Recognized by FORTUNE as one of America’s Most Admired Companies Ranked by Business Insurance as the world’s third-largest employee benefits consulting firm in 2009 Ranked #22 on Global Outsourcing 100 by the International Association of Outsourcing Professionals Named Consulting Firm of the Year by China Staff from 2001–2009 Named International Benefits Consultant of the Year by Global Pensions Named 2010 UK Actuarial and Investment Consultancy of the Year by Professional Pensions 23,000 associates in more than 30 countries

Our Mission and Values Hewitt’s Mission: Making the world a better place to work The values we adhere to are simple, reflecting on what is most important from our 70 years in business. Treat people with respect and dignity Achieve excellence Work together Conduct ourselves with integrity

Hewitt Global Offices   • Argentina • Australia • Austria Belgium Brazil • Canada • Channel Islands • Chile China • Cyprus • Czech Republic • France Germany Greece Hungary India • Ireland • Israel* Italy • Japan • Korea • Malaysia • Mauritius • Mexico Morocco* Netherlands New Zealand • Philippines • Puerto Rico • Poland — Romania* Russia* Singapore Slovakia* • Slovenia* South Africa* • Spain • Sweden • Switzerland • Thailand • Turkey* • Ukraine* • United Arab Emirates United Kingdom • United States of America * Partner or Alliance Office

Russell Fradin – Chairman of the Board of Directors and CEO Russ Fradin joined Hewitt in September 2006, bringing a unique blend of outsourcing, operations, and strategic consulting experience. He immediately focused the company on a set of four strategic priorities—keeping clients first, creating a rewarding work experience, growing with intention, and getting lean. Efforts to enhance high-quality service delivery have resulted in improved client satisfaction scores worldwide. Initiatives to improve associates’ work experience have yielded significant gains in engagement and reductions in turnover. The company’s ongoing focus on streamlining the cost structure has led to significant margin improvements in all three of its businesses. Hewitt has fueled growth by entering new markets, expanding globally, and adding complementary services. Prior to joining Hewitt, Russ served as president and CEO of The BISYS Group, a financial services administration firm. Under his leadership, the business returned to a 6 percent growth rate and margins improved by 10 percent over a two-year period through a combination of off-shoring, technology upgrades, and other cost reductions. Russ gained his operations experience over seven years with outsourcing giant ADP. As president of its Global Employer Services group, he oversaw 28,000 employees and more than 400,000 clients globally. Russ orchestrated a growth program that increased revenues 66 percent, from $2.7 billion to $4.5 billion, and improved the group’s profit margin by more than 500 basis points. Additionally, he succeeded in diversifying the group, increasing non-payroll revenue from 11 percent to 35 percent, and improving client satisfaction by more than 20 percent in every business. Russ developed his strategic business acumen during 18 years at McKinsey & Company, including multi-year assignments at two of McKinsey’s largest clients. Russ founded and grew the New Jersey office into one of the firm’s most profitable. Russ serves on the Board of Directors for both Gartner and The Executives’ Club of Chicago. He also serves on the Board of Ambassadors for CEOs Against Cancer—American Cancer Society. In addition, he is a member of G100, The Illinois Business Roundtable, the Civic Committee of The Commercial Club of Chicago, and participates on the WSJ CEO Council. He holds a master’s degree in business administration from Harvard Business School and a bachelor of science degree in economics with a concentration in finance from the Wharton School of the University of Pennsylvania. “Russ has done a tremendous job enhancing the momentum of Hewitt” “He has a strong background in operations from his time at ADP” “I know that Russ is excited to join our team and will be reaching out to Aon Consulting leaders to learn about our organization and to seek your counsel” – Andrew Appel (COO, Aon)

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

Leading global brand in human capital solutions and advice Diversified and complementary client portfolio covering both large corporate and mid-market clients Expanded ability to provide additional products and services to meet the full spectrum of risk and human capital needs Impressive global footprint which we will use to fuel growth The strongest team of professionals in the human capital industry – able to provide the full spectrum of support for our clients for their most complex human capital challenges Financial resources to fund innovation and future growth Similar goals and values relating to client focus, people, innovation, excellence, teamwork and integrity that will help with the integration of our businesses Everything we need to be one of the best known business brands in the world Aon Hewitt

Balanced Portfolio of Complementary Service Offerings Extensive middle market client base Leader in benefits brokerage Recognized as a strong provider of HR consulting and outsourcing services Aon Consulting Strong presence in the large market Strong capabilities in outsourcing World-class brand; amongst top brands within the HR Consulting industry Hewitt Combination creates industry-leading product portfolio High mix of recurring revenues Business lines focused on growth segments of the market Aon Hewitt FY09 Consulting Revenue $1.3 billion FY09 Total Revenue $3.0 billion FY09 Consulting Revenue $4.3 billion Benefits Admin $191 15% Consulting $1,075 85% Consulting $1,012 33% Benefits Admin $1,550 51% Out-sourcing $480 16% Consulting $2,087 49% Benefits Admin $1,741 40% Out-sourcing $480 11%

30+ countries 107 offices 23,000 associates / colleagues Global Geographic Footprint Hewitt 120 countries 500 offices 36,000 associates / colleagues Aon Corporation

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of 50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9, 2010 Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates EBITDA Creates global leader in human capital solutions with combined Aon Hewitt revenues of $4.3 billion Expect to deliver $355 million of annual savings in 2013 Transaction is expected to be accretive on a GAAP EPS basis in 2012, on an Adjusted EPS basis in 2011 and significantly accretive to cash earnings in 2011 Generates strong cash flow with increased financial flexibility Expect to create $1.5 billion of shareholder value Highlights of the Transaction

Primary drivers of expected operating margin improvement include: $355 million of synergies, decreasing intangible amortization expense and operational improvement in HR BPO Expect to achieve long-term operating margin in Aon Hewitt of 20% 20% Long-Term Operating Margin in Aon Hewitt of 20% Aon Consulting Hewitt Aon Hewitt

Aon and Hewitt generated $2.2 billion of total EBITDA in FY2009 Aon and Hewitt combined will provide greater cash flow flexibility to create long-term shareholder value High mix of recurring revenue and complementary product portfolio provides greater cash flow stability Strong Cash Flow Generation (EBITDA) Aon Hewitt Aon Hewitt

Agenda Section 1 Why is Aon Uniting with Hewitt? Section 2 Creating the Leading Human Capital Enterprise in the World Section 3 About Aon Consulting Section 4 About Hewitt Section 5 About Aon Hewitt Section 6 About the Deal Section 7 Timeline and Concluding Remarks

Questions General questions about deal, what it means, and what can be said about it Client communications questions Questions about impact of deal on regions or practices Type of Question Resource/Contact Visit the Aon Hewitt Integration Portal via Knowledge Exchange (KE) or The Source for Key Messages and Questions and Answers (Q&A) Visit the Aon Hewitt Integration Portal via Knowledge Exchange (KE) or The Source for Key Messages and Questions and Answers (Q&A) Region/Practice leaders

Appendix

Transaction Terms: Hewitt will merge with Aon for $50 per share, consisting, on a fully diluted basis, of 50% cash and 50% Aon stock, based on the closing price of Aon stock on July 9, 2010 Aggregate fully diluted equity value of the transaction is $4.9 billion consisting of $2.45 billion of cash and the issuance of 64.0 million shares Consideration reflects a multiple of 7.5x Hewitt’s FY2010 consensus estimates EBITDA Timing / Major Milestones: We expect to close the transaction by mid-November Major completion milestones: - Prepare and file joint proxy statement / prospectus - Receive regulatory approvals - Receive stockholder approvals Transaction Terms and Timing / Major Milestones

$1.5 billion of value creation represents the combined Discounted Cash Flow (DCF) value of Hewitt plus synergies, less the purchase price Transaction creates significant value through net run-rate synergies of $355 million Transaction utilizes additional leverage against under-leveraged Hewitt cash flow generation while maintaining current investment grade credit ratings Expect to Create $1.5 billion of Shareholder Value $4.9B $1.5B $6.4B

Transaction will be financed with 50% cash and 50% stock in order to maintain current investment grade credit ratings of BBB+/Baa2 Credit benefits of the transaction include: Increased revenue base Increased diversity of revenue base Increased EBITDA and EBITDA margins over the long-term Financing commitments for 100% of cash consideration are in place via a $1.5 billion bridge facility and a $1.0 billion bank term loan All of the financing is expected to be completed in the U.S. including: A $1.0 billion three-year bank term loan maturing 10% in year 1, 10% in year 2 and 80% in year 3, with pricing at Libor + 250 bps A $1.5 billion bridge facility The company expects to issue unsecured notes prior to drawing on the bridge facility Expect to Maintain Investment Grade Credit Ratings